Filed by Macrovision Solutions Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023),

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218)

Macrovision Solutions Corporation (Registration No. 333-148825)

On April 7, 2008, Macrovision Solutions Corporation (the Company) made available the following materials in connection with debt financing facilities that the Company is seeking in connection with the Company’s proposed acquisition of Gemstar-TV Guide International, Inc. (as such acquisition is described in the joint proxy statement-prospectus dated March 31, 2008 mailed on or about April 1, 2008 to Macrovision Corporation and Gemstar-TV Guide International, Inc. stockholders of record as of March 14 and March 17, 2008, respectively, for use at each company’s respective Special Meeting of Stockholders to be held April 29, 2008).

macrovision®

GEMSTAR TV GUIDE

TV GUIDE

macrovision™

© 2008 Macrovision Corporation | Company Confidential 1 Lenders Presentation Lenders Presentation April 9, 2008 April 9, 2008

© 2008 Macrovision Corporation | Company Confidential

Safe Harbor Statement
Safe Harbor Statement
Statements contained in this document regarding the consummation and potential timing and benefits of the pending acquisition are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the
Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation
Reform Act of 1995, and are made under its safe-harbor provisions. Such forward-
looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy any of the conditions to complete the acquisition, inability to successfully integrate the businesses and operations of Macrovision and Gemstar-TV Guide, failure to achieve anticipated benefits and cost savings, failure to obtain financing to complete the transaction, and the increased leverage of the combined business, as well as the risk factors relating to each business as disclosed in Macrovision’s and Gemstar-TV
Guide’s respective filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. Except as required by law,
Macrovision and Gemstar-TV Guide undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Macrovision Corporation | Company Confidential

Additional Information
Additional Information
Macrovision Solutions Corporation has filed a Registration Statement on Form S-4 (Registration No.
333-148825) containing a joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction with the Securities and Exchange Commission.
INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY
STATEMENT-PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN
IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION.
Investors and stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Macrovision Solutions, Macrovision and Gemstar-TV Guide with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at
http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission incorporated by reference in the joint proxy statement/prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide
Investor Relations at 323-817-4600.
Each company’s directors and executive officers and other persons may be deemed, under
Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its Form 10-K/A filed with the Securities and Exchange Commission on February 29,
2008 and information regarding Gemstar-TV Guide’s directors and officers can be found in its Form
10-K filed with the Securities and Exchange Commission on February 14, 2008. Additional
information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and
Exchange Commission when they become available.

© 2008 Macrovision Corporation | Company Confidential 4 Introduction Introduction JPMorgan JPMorgan

© 2008 Macrovision Corporation | Company Confidential

Transaction Overview
Transaction Overview
Total consideration of approximately $2.8 billion at time of announcement
Cash/stock mix of 56% ($1.6 billion) cash / 44% ($1.2 billion) stock (tax-deferred basis)
• Each GMST share will convert based on cash/stock election to either
o
$6.35/share in cash or
o
0.2548 shares of Newco for each GMST share (fixed exchange ratio)
– In case of oversubscription, funds distributed pro rata
Pro forma ownership following close
• Macrovision (53%) / Gemstar-TV Guide (47%)
o
News Corporation (41% GMST holder), has agreed to vote in favor of transaction
Macrovision to raise $650 million in debt to finance the acquisition
• $500 million in Term Loan / $150 million in Senior Unsecured Notes
• Pro forma for the acquisition and financing, Macrovision will have 4.3x leverage
Ratings:
• Corporate ratings: Ba3/B+ (Stable/Positive)
• Senior secured ratings: Ba1/BB-

Amount	% of Cap	x Adj. EBITDA[1]
Cash	$282		
New Term Loan B	$500		
Capital Leases	14		
Total Sr. Secured Debt	**$514**	**16.0%**	**2.5x**
New Senior Notes	150		
Existing Senior Convertible Notes	240		
Total Debt	**$904**	**28.1%**	**4.3x**
Net Debt	**622**		**3.0x**
Issued Market Value of Equity	1,070		
Existing Market Value of Equity	1,238		
Total Equity	**$2,308**	**71.9%**	**11.0x**
Total Capitalization	**$3,212**	**100.0%**	**15.3x**

[1] 2007 Adjusted EBITDA of $209mm

-
-
-

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Source & Uses and Pro Forma Capitalization
Source & Uses and Pro Forma Capitalization
Sources and Uses of Funds ($ in millions) Pro Forma Capitalization ($ in millions)
  Amount     Amount
Cash $1,002  Equity Purchase Price $1,070
Term Loan B 500 Cash Purchase Price 1,547
Senior Unsecured Notes 150 Pre-funded severance costs 37
Issued Equity 1,070 Fees and Expenses 68

Total Sources $2,722    Total Uses $2,722
Capitalization Highlights
Over $280 million of cash on balance sheet at closing
Total leverage of 4.3x (2007 Adjusted EBITDA) represents only 28% of the pro forma capital structure
Strong public market valuation of 15.3x as of announcement date
Note: Equity amounts are as of announcement date (12/6/07).  As of 3/31/08, issued equity is
$645mm and existing market value of equity is $746mm.

© 2008 Macrovision Corporation | Company Confidential 7 Executive Summary Executive Summary Fred Amoroso, CEO, Macrovision Fred Amoroso, CEO, Macrovision

© 2008 Macrovision Corporation | Company Confidential

Macrovision Solutions Overview
Macrovision Solutions Overview
Macrovision Solutions Corporation
Media Networks
PF Revenue (FY 2007): $186 million
PF Segment Operating Profit (FY 2007): $45 million²
PF Revenue (FY 2007): $607 million
PF Adjusted EBITDA (FY 2007): $209 million1
Leading portfolio of IP to:
Protect content
Distribute media content across different networks
Enhance end user experience
Major Customers include Disney, Paramount, NBC,
Comcast, AOL, Samsung, Motorola
Revenue Model: Licensing fees and per-unit royalties
Demand Drivers: Digital Home, Broadband IPTV
Leading television networks
TV Guide Network – scrolling programming
information and entertainment news
TVG –
live horseracing and wagering
Wide Distribution: TV Guide Network in approx. 83mm
homes, TVG in approx. 46mm homes; Major
Advertisers: Kraft, Geico, Procter & Gamble, Unilever
Revenue Model: Advertising, affiliate fees, transaction
and service fees
Demand Drivers: Programming acceptance and more
states allowing horserace betting
Technology Solutions
PF Revenue (FY 2007): $421 million
PF Segment Operating Profit (FY 2007): $231 million²
1
Adjusted EBITDA includes Corporate/Unallocated Costs but excludes equity-based compensation, restructuring and asset impairment charges and includes add-backs of one-time deal related expenses and estimated synergies
2
Segment Operating Profit does not include allocations of Corporate/Unallocated Costs

© 2008 Macrovision Corporation | Company Confidential

Recurring
87%
Other/Non-
Recurring
13%
Recurring
64%
Other/Non-
Recurring
36%
Macrovision Solutions Recurring Revenue Model
Macrovision Solutions Recurring Revenue Model
2007 PF Revenue
2007 PF Segment Operating Profit¹
Pro Forma Revenue:  $607 million
Pro Forma Segment Operating Profit¹:  $276 million
1
Segment Operating Profit does not include allocations of Corporate/Unallocated Costs or add-backs of one-time  deal related expenses and estimated synergies

© 2008 Macrovision Corporation | Company Confidential

Strategic Rationale
Strategic Rationale
One of the largest and most profitable digital media IP licensing & technology solution providers
• Leadership position in IP and metadata
• Core skills in security, distribution, guidance and enhancement
Unique
opportunity-for
independent-provider
to become leading enabler of digital home
entertainment
• Content owners seeking to maintain control over content, protect investments, increase ROI
• Service providers must innovate to reduce churn amid convergence
• Consumer electronics challenged by global competition; seeking third party software solutions
Well positioned to capture opportunities across the evolving digital content value-chain
• Distribution of digital media requires many of our security technologies
• Connected digital media devices require many of our enhancement technologies
o
Able to positively impact value chain at both ends of connection
Combined customer footprint extends across value chain
• Device OEMs, cable/satellite/mobile operators, online portals and studios
o
Critical mass necessary to effect change across value chain
Transaction yields meaningful synergies and a compelling financial model
• For FY07, the Company generated pro forma Revenue and Adjusted EBITDA of $607 million and $209 million, respectively

© 2008 Macrovision Corporation | Company Confidential

Executive Management Team
Executive Management Team
Name Year joined
Years of
experience Experience
Fred Amoroso
President & CEO
(Macrovision)
2005 35
Advisor, Warburg Pincus
President, CEO & Vice Chairman, Meta Group
President & CEO, CrossWorlds Software
Management positions at IBM
Partner, PricewaterhouseCoopers
James Budge
Chief Financial Officer
(Macrovision)
2005 20
CFO, Trados, Inc.
CFO, Sendmail, Inc.
CFO, CrossWorlds Software
Controller, Arbor Software
Various positions at PricewaterhouseCoopers
Thomas Carson
Executive Vice President, Market Segments
(Gemstar-TV Guide)
2006 25
EVP of Program Office, Thomson Corporation
EVP of Global Sales and Marketing, Thomson Corporation
Corey Ferengul
Executive Vice President, Marketing
(Macrovision)
2006 15
EVP of Marketing and Product Strategy, Infogix
SVP of Enterprise System Management, The Meta Group
Director of Product Integration, PLATINUM Technologies
Steve Shannon
Executive Vice President, Product Planning
and Cross Platform Technologies
(Gemstar-TV Guide)
2006 20
EVP of Sales and Marketing, Akimbo Systems
VP of Marketing and Sales, ReplayTV
Director of Internet Authoring, Macromedia
Key management

© 2008 Macrovision Corporation | Company Confidential

Key Investment Highlights
Key Investment Highlights
Compelling strategic rationale by combining two key players with complementary solutions
Defensible and stable operating performance bolstered by large and highly profitable digital media IP licensing & technology businesses
IP patent portfolio with long remaining life, demonstrated strong defensibility and extensibility
Highly recurring revenue stream with approximately 64% of revenue and 87% of segment operating profit governed by long term contracts or royalty fees
High switching costs given Macrovision is sole provider or licensor
Uniquely positioned to address the growth opportunity presented by the digitization of the content value chain
Attractive financial profile, high operating margins and low capex, leading to planned rapid deleveraging through free cash flow generation
Broad technology reach and customer footprint
Proven management track record

© 2008 Macrovision Corporation | Company Confidential 13 Industry Overview Industry Overview Fred Amoroso, CEO, Macrovision Fred Amoroso, CEO, Macrovision

© 2008 Macrovision Corporation | Company Confidential

2010 2020 2000
Physical
to Digital
Broadband
Digital
TV / HD
Convergence
2010 2020 2000
Physical
to Digital
Broadband
Digital
TV / HD
Convergence
Market Transformation
Market Transformation
89 million DTVs by 2011, a
12.1% annual compound
increase
1
Online movie revenues
will reach $1.8 billion by
2011
2
Americans viewed more
than 10 billion online
video streams
in December 2007
3
1
U&S Industry Research & Estimates
2
Diffusion Group, Jan 2007
3
Comscore
The digital home is undergoing one of the the largest
transformations since the introduction of the TV

CAGR = 18.0%
Global Digital TV Subscribers (millions)

CAGR = 8.1%
Units (millions)

CAGR = 66.3%
Global Mobile TV and Video Subscribers (millions)

CAGR = 12.5%
Global Broadband Subscribers (millions)

© 2008 Macrovision Corporation | Company Confidential

249
301
347
386
421
450
0
100
200
300
400
500
2006 2007 2008 2009 2010 2011
15
30
58
98
145
187
0
25
50
75
100
125
150
175
200
2006 2007 2008 2009 2010 2011
178
219
266
314
362
407
0
75
150
225
300
375
450
2006 2007 2008 2009 2010 2011
87.6
96.7
104.1
112.2
119.6
0
20
40
60
80
100
120
140
2007 2008 2009 2010 2011
Source: iSuppli, Q2, 2007
Global Mobile Video Subscribers
Source: Yankee Group Research, July 2007
Global Broadband Subscribers
Global Digital TV Subscribers
Source: Yankee Group Research, July 2007
Global CE Shipments¹
Source: CEA, Consumer Electronics Daily, Screen Digest, GfK, JEITA, Datamonitor,
iSuppli, Wall Street research
1
Includes TVs (excluding CRT) and digital recorders
Growing Demand for Digital Products and Services
Growing Demand for Digital Products and Services

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Market Segment Overview –
Technology Solutions Market Segment Overview –
Guidance
Guidance
Technologies and services related to Interactive
Program Guides, on-screen listings of television
programming and video on demand information
with interactive functions that enable viewers to
navigate, sort, select and schedule television
programming for viewing and recording
Drivers:
Requirement from users to have guidance for their
television viewing
Digital Migration
Digital television and Digital Video recorder sales
Interactive television guidance technology is
quickly becoming a must-have tool for television
viewers bombarded with an increasing amount of
available content, an increasing number of digital
cable and satellite television channels and VOD
services
IPGs will be the entry point for consumers to
discover a range of new services and content that
will be available on television screens, including
broadcast television, IPTV, VOD and other services
Competitive Landscape Key Themes
Market Segment Description Addressable Market Segment
Primary: In-house development
Secondary: NDS, an EMEA-based protection
vendor with its own IPG
Macrovision believes that virtually any competitive
product would require a Macrovision IP license
(due to Macrovision’s extensive patent portfolio).
Captures over 25% of guidance solutions with
substantial upside
US and Canada CE: 34 million TVs in 2007
US and Canada C&S: 75 million digital TV
Households in 2007
EU C&S: 41 million digital TV Households in 2007
EU CE: 17 million TVs and recorders in 2007
Japan CE: 11 million TVs and recorders in 2007
Source: Company filings, Wall Street research, management estimates

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Market Segment Overview –
Technology Solutions Market Segment Overview –
Content Protection
Content Protection
Distribution of packaged and digital entertainment
is a larger part of the movie industry than box
office receipts.  However, as technology facilitates
digital downloads and copying, motion picture
studios, music labels, cable television program
and distributors all require analog and digital
protection of their intellectual property
Drivers:
Increase in digital distribution channels (e.g.,
downloads)
Emerging HD media format
Content owners lose billions of dollars every year
to casual copying and professional or bootleg
piracy
Approximately 1.8 billion CE devices (DVD/DVRs,
mobile, and other) growing at approximately 10%
per year
11.7 million Blu-ray players shipped in 2007
ACP: Dwight Cavendish
RipGuard: ARccOS
BD+: None
Macrovision estimates that for protected content,
its solutions are in over 90% of devices and
protect over 50% of the content
Content and copyright owners are vulnerable to
unauthorized use of their content driven by:
• Inexpensive, easy to use in-home copying
devices
• Expansion of high-bandwidth Internet
infrastructure
• Industry shift to digital media
• Proliferation of PC-based entertainment
platforms, Internet downloads and peer-to-peer
file sharing networks
Competitive Landscape Key Themes
Market Segment Description Addressable Market Segment
Source: Company filings, Wall Street research, CEA, management estimates

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Market Segment Overview –
Technology Solutions Market Segment Overview –
Metadata & Media Recognition
Metadata & Media Recognition
Every time a user enjoys their digital content, they
need data about that content, including name,
artists, reviews,  and related content.  The market
challenge is that the users can enjoy content on
many devices or web properties, as well as may
want to purchase that content and need to view
the data
Drivers:
Users are increasing their purchases of new
devices and on line entertainment services, all of
which require data to describe the media users are
accessing
40+ million worldwide MP3 players sold annually
18+ million MP3 players shipped in 2007; 25%
annual growth rate
Tribune Media Services
Gracenote
Muze
Macrovision estimates that for metadata and
media recognition, its solutions address a
substantial portion of the market segment
It is prohibitively expensive and time-consuming
for a web portal, music jukebox or other
entertainment website to create a database of over
11 million song tracks, 500,000 cover images,
74,000+ celebrity and band biographies, 300,000+
films, 250,000+ album or video reviews and 1
million TV series episodes on their own, therefore
they must outsource access to this data
• Additionally the media is not labeled today for
recognition, therefore additional capability is
required to identify the media and then
associate the proper metadata
Competitive Landscape Key Themes
Market Segment Description Addressable Market Segment
Source: Company filings, Wall Street research, management estimates

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Market Segment Overview –
Technology Solutions Market Segment Overview –
Connected Platform & Services
Connected Platform & Services
Standards-based core technologies, solutions and
services that allow hardware manufacturers to
media enable their solutions as well as provide
protection to video content played on the devices
Drivers:
Consumers demanding media enabled capability
within new devices such as digital TVs and set top
boxes
Emergence of Broadband IPTV removing need for
Cable operator – direct to TV interfacing
126 million STBs shipped in 2007 – 12% CAGR
through 2011
150-170 million TVs sold in 2007
DTVs now growing at 26% CAGR through 2011
6 million network attached storage units shipped
in 2007
Approximately 1.8 billion CE devices (DVD/DVRs,
mobile, and other) growing at approximately 10%
per year
Primary: In-house development
Secondary: Digeon, Wave Systems
Macrovision estimates that for connected platform
& services, its solutions account for over 20% of
the small but growing market segment
Media enabled devices are demanded by
customers and are complex to implement in a
standards based approach
CE manufacturers must ensure content played
back on their devices is protected to the levels
desired by the content producer
Competitive Landscape Key Themes
Market Segment Description Addressable Market Segment
Source: Company filings, Wall Street research, management estimates

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Market Segment Overview –
Technology Solutions Market Segment Overview –
Online Networks
Online Networks
Online entertainment content, listings, search and
community, with a focus on television and
professionally-created online video content
Expanding market through syndication of the
listings grid and other products and services to
cable & satellite operators, wireless operators,
newspapers, general content websites
Drivers:
Consumers are increasingly looking to the Internet
as a source of content delivery and discovery
Proliferation of online and offline content is
creating a growing consumer need for high-quality
guidance and data to personalize relevant choices
and facilitate discovery of new programming
Online Networks serves as a key incubator for
successfully testing and launching cross-platform
products and services
Competitive Landscape Key Themes
Market Segment Description Addressable Market Segment
Online Networks competes with general
entertainment websites for visitors and ad spend
Primary: TV-related entertainment websites,
including AOL TV, Yahoo! TV, MSN TV, TV.com
and Zap2it.com
Secondary: Other general entertainment sites (e.g.,
IMDB, eonline.com, people.com) and broadband
content search sites (e.g., blinkx, Google,
YouTube)
$8.5 billion online display advertising market
Source: Company filings, Wall Street research, management estimates

© 2008 Macrovision Corporation | Company Confidential 21 Company Overview Company Overview Fred Amoroso, CEO, Macrovision Fred Amoroso, CEO, Macrovision

© 2008 Macrovision Corporation | Company Confidential

Company Highlights
Company Highlights
Poised for opportunities across evolving digital media value chain
• Leading IP licensing technology provider
o
Approximately 450 U.S. and 1,900 international patents at closing
o
Proprietary databases of music, movies, TV and games metadata
– Gemstar-TV Guide – 1 million TV series episodes, 190,000 movies
– Macrovision – 11 million song tracks, 1 million albums, 500,000 cover images
• Core technologies include protection, distribution and enhancement
o
Industry standard technologies include BD+, ACP
o
Leadership position in IPG’s
o
DLNA standards-based connected platform
• Customer footprint extends across the content value chain
o
Movie studios, system operators, Internet content distributors, device manufacturers
Compelling financial model
• High revenue visibility
o
Predominantly royalty-based, recurring revenue streams with approximately 64% of revenue governed by long term contracts or royalty based
– Driven by growth in shipments of media & devices
• Significant leverage in operating model
o
Low variable costs
• Diversified market, customers and technology footprint

© 2008 Macrovision Corporation | Company Confidential

Company Focus
Company Focus
Empowering customers to enable consumers to enjoy
digital media on their terms
• Content owners seeking to securely distribute media
amid shift from analog to digital
• Service providers seeking to reduce churn through
enhanced services
• Device manufacturers seeking independent third party
solutions
Discover, acquire, manage and enjoy digital content across
platforms and channels

DOLBY
macrovision
GEMSTAR TV GUIDE
GEMSTAR TV GUIDE
macrovision
Monotype Imaging
DIVX
dts
SRS

macrovision™

© 2008 Macrovision Corporation | Company Confidential

A Combination of Macrovision and Gemstar Will
A Combination of Macrovision and Gemstar Will
Produce a Scaled Digital Media IP Licensing Company
Produce a Scaled Digital Media IP Licensing Company
Source: Company filings
Note: MVSN, GMST and combined company pro forma for
Transaction-and
continuing operations from IP Licensing; GMST standalone pro forma to exclude Publishing and Media business; all figures represent IP licensing revenues only
$427
$411
$253
$158
$105
$66
$53
$19
Scaled revenue
Enhanced margin profile
Accelerated growth profile
Broader technology reach and customer footprint
Platform for continued strategic acquisitions
LTM IP Licensing Revenue ($ in millions)

© 2008 Macrovision Corporation | Company Confidential

2007
Revenue
Macrovision’s Solutions
Macrovision’s Solutions
Media
Networks²
$141
Content Protection
Metadata & Media
Recognition
$231
Guidance
Technology Solutions¹
Products
Major
Customers
TV Guide Network
TVG
BD+
ACP
Ripguard DVD
Data Solutions/Services
LASSO
Tapestry
Interactive
program guide
(IPG)
VCR+
$19 $186
Combined¹
$607
$126
$142
$1 $45 $276
2007
Contr.  to
Operating
Profit
BSkyB, Comcast,
Cox, DirecTV, JVC,
Panasonic, Sony,
Time Warner
Disney, Fox, Paramount,
Warner,
Motorola, Scientific-Atlanta,
Samsung, HP, Pace
Yahoo, AOL,
Electronic Arts, Vivendi
Philip Morris, Geico,
Proctor & Gamble,
Unilever
Revenue
Model
Long-term contracts
comprised of patent
licensing fee & per-unit
royalties
Annual licensing fee & per
unit royalties
Monthly subscription fees &
per unit royalties
Advertising and affiliate
fees
Transaction and licensing
fees
Demand
Drivers
Digital TV subscribers
Mobile Video
Subscribers
CE Shipments
Increase in digital
distribution channels
Blu-ray media format
$1
Connected Platform
& Services
Connected Platform
($7)
Sony, Samsung,
Philips,
Buffalo, Dell,
Scientific-Atlanta
Initial license fee & per
unit royalties
Emergence of
Broadband IPTV
Growth of
connected devices
Use of connected
devices
Use of online
entertainment services
Programming
Acceptance
More states allowing
horserace betting
($mm)
1
Technology Solutions also includes revenue and Contribution to Operating Income associated with other Technology Solutions such as RightAccess which is not broken out separately above. Therefore the segment numbers shown above will not equal the combined numbers
2
Exploring strategic alternatives for Media Networks businesses
Online Networks
$13
($6)
Kraft, Mastercard
Starbucks,
Walgreens
Advertising and
referral fees
Unique users
CPM
Flagship property:
tvguide.com

LASSO

DATA PROVIDED BY AMG All Media Guide

tapestry

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview
Technology Solutions Business Overview
Provides solutions for consumer electronics manufacturers,
system operators, web properties, content producers and
end consumers
Solutions are backed by an IP portfolio comprised of over
2,000 patents
Customers: Nearly all major studios, CE Device
Manufacturers, online retailer and content providers and US
cable, satellite and telecommunications operators
Employees: 986 at December 31, 2007
Acquisitions: eMeta (2006), Aptiv (2007) BD+ (2007), All
Media Guide (2007), Mediabolic (2007)
Approximately 92% of Technology Solutions revenue is
recurring
CY06 CY07
Revenue $330 $421
   Y-o-Y growth na 28%
Contribution to Operating Profit $149 $231
   Contr. to Operating Profit margin 45% 55%
Business Lines Customer Overview
Pro Forma Business Overview Pro Forma Financial Summary ($ in millions)
Consumer electronics manufacturers
System operators
• Includes cable, satellite and telecommunications
providers
Content producers
• Movie studios and DVD publishers
Web properties
• Includes online retailers / eTailers, online content
providers, such as music or video services and
portals
ACP
RipGuard
IPG
Patent
Licensing
IPG
Products
and
Services
TV Guide
Data
Solutions
Connected
Platform
ACP PPV/Other
ACP DVD
BD+

Comcast

JVC

Pioneer

SKY

COX COMMUNICATIONS

MITSUBISHI ELECTRIC

SAMSUNG

SONY

MOTOROLA

DIRECTV

Panasonic

Scientific Atlanta

TimeWarner

ECHOSTAR

PHILIPS

SHARP

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview –
Technology Solutions Business Overview –
Guidance
Guidance
Provides patent licensing and technologies to third party
guide developers in the online, personal computer and
mobile businesses and offers its own Company-developed
IPG products and services
Customers: MVSPs and CEs
Acquisitions: Aptiv (2007)
Top 5 customers in aggregate represent approximately 48%
of 2007 revenue
2007 Revenue = $231mm
2007 Contribution to Operating Profit = $142mm
Licenses to third parties, such as cable
and satellite providers, CE
manufacturers, set-top box
manufacturers, interactive television
software providers and program guide
providers in the online, personal
computers and mobile phone
businesses, to develop their own
guides
Interactive on-screen program that
displays program listings and enables
viewers to quickly and easily navigate,
sort, select and schedule television
programming for viewing and
recording, all with simple remote
control commands
ITALIA
Key Customers
Pro Forma Business Snapshot Solutions Overview
IPG Patent
Licensing
IPG
Products
and
Services

Disney

Paramount

TOSHIBA

20th Century Fox

HBO

Lions Gate Films

SONIC

HITACHI Inspire the Next

MITSUBISHI

PHILIPS

Panasonic

SONY

Warner Bros.

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview –
Technology Solutions Business Overview –
Content Protection
Content Protection
Leading provider of protection technology for video content
with key patents covering analog and digital copy protection
Customers: Over 100 MPAA and Independent studios and
nearly all major consumer electronic manufacturers
Acquisitions: BD+ (2007)
Top 5 customers in aggregate represent approximately 29%
of 2007 revenue
2007 Revenue = $141mm
2007 Contribution to Operating Profit = $126mm
RipGuard
Solutions Overview
Key Customers
Pro Forma Business Snapshot
RipGuard protects against most DeCSS ripping
procedures, making it impractical for all but the
most determined to violate their license
agreement
BD+ is a key element of Blu-ray’s content
security platform
Allows new Blu-ray titles to carry unique security
codes which addresses emerging threats, thus
providing content producers the ability to
respond to security breaches without impacting
legitimate consumers
ACP
ACP prevents or distorts copies made over an
analog connection between a source player and
recoding device all while invisible to the user
Sold to hardware manufacturers and content
producers such as Hollywood studios.  It is
embedded into content and on devices
BD+

TV GUIDE

DATA PROVIDED BY AMG All Media Guide

LASSO

tapestry

BARNES & NOBLE www.bn.com

YAHOO!

amazon.com

BEST BUY

ticketmaster

circuit city

PLAYSTATION 3

macrovision

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview –
Technology Solutions Business Overview –
Metadata & Media Recognition
Metadata & Media Recognition
Leading provider of entertainment metadata describing
television (programming and listing times), music,
movies and games.  Covering basic data, network
information, rich media (e.g., cover art), reviews, awards
and relationships between media (e.g., artist also in this
band).  Supported by recognition and playlisting
technology.
Acquisitions: All Media Guide (2007)
Top 5 customers in aggregate represent approximately
17% of 2007 revenue
2007 Revenue = $19mm
2007 Contribution to Operating Profit = $1mm
Solutions Overview
Key Customers
Pro Forma Business Snapshot
Media recognition technology to
embed in a CE device or online
media service.  Recognizes content
based on either a table of contents
look up or media fingerprint
Automated playlisting solution
allowing users to create playlists
based on over 40 criteria.  Can
identify a song and create “playlists
like” or select specific criteria and
create a playlist of songs that meet
the profile
Entertainment metadata covering
50 years of television, music,
movies and games.  Cataloging
over 13M pieces of content.
Including reviews, rich media and
relationships between media

SAMSUNG

Scientific Atlanta

BUFFALO

opentv

SHARP

Polaroid

dlna

BROADCOM

SIGMA

UPnP

STMicroelectronics

AMD Smarter Choice

NXP

macrovision

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview –
Technology Solutions Business Overview –
Connected Platform & Services
Connected Platform & Services
Providing standards based core technologies, solutions
and services that allow hardware manufacturers to
media enable their solutions as well as provide
protection to video content played on the devices.
Conforms to DLNA and UPnP standards and is a
reference platform for DLNA
Acquisitions: Mediabolic (2007)
2007 Segment Revenue and Operating Profit not yet
significant
Solutions Overview
Key Customers
Pro Forma Business Snapshot
Connected
Platform
Enables consumer entertainment
devices to discover, store and playback
personal and internet based digital
content via the home network or
internet.
Extensive integration work done with
silicon providers to ensure compatibility
Embedded within each consumer
device and interfacing with any DLNA
compliant device
Key Partners & Standards

© 2008 Macrovision Corporation | Company Confidential

Technology Solutions Business Overview –
Technology Solutions Business Overview –
Online Networks
Online Networks
Online Networks consists of 5 leading websites in the TV and
Entertainment category.  The flagship property, tvguide.com, provides breaking entertainment news, comprehensive
entertainment search, television and movie listings, and
community discussion
Customers:  Entertainment and conventional advertisers
Acquisitions: jumptheshark.com (2006), fansofrealitytv.com
(2006), tv-now.com (2006), and tvshowsondvd.com (2007)
Top 5 customers in aggregate represent approximately 53%
of 2007 revenue
2007 Revenue = $13mm
2007 Contribution to Operating Profit = ($6mm)
#1 site in online listings usage
Next-generation listings grid with
comprehensive entertainment metadata
Key Customers
Pro Forma Business Snapshot Product Overview
Listings
Breaking news and unique mini-sites
Over 35 dedicated contributing writers,
including industry insiders such as Michael
Ausiello and Matt Roush
Editor blogs and user-generated community
content
Editorial /
Community
Web’s most comprehensive and accurate
entertainment search product with hyperlinked
results
Content is organized to create the ultimate fan
page
Search
The Online Video Guide (OVG) extends core
search and guidance capabilities to
professionally-created online video content
New cross-platform oriented products
launched or in development include: Remote
Record, Smart Recommendations, and
Personalization
New
Products
Syndication of listings grid to over 100 online
partners
New services will provide syndication of TV
Guide content and other applications
Syndication

TV GUIDE NETWORK

TV GUIDE SPOT.

TV GUIDE BROADBAND

KRAFT

GEICO.

P&G

Unilever

macrovision™

© 2008 Macrovision Corporation | Company Confidential

Media Networks Overview
Media Networks Overview
Television entertainment network for viewers seeking the
latest information on programs, stars and trends on
television; also provides a horse racing channel where
viewers have an opportunity to wager
Customers: MSO’s and Advertisers
Employees: 492 at December 31, 2007
Top 5 customers in aggregate represent approximately 26%
of 2007 revenue
The premiere television entertainment network for viewers
seeking the latest information on the best programs, hottest stars and latest trends on television
One of the fastest growing networks in the video-on-demand
(VOD) market
Online video service that provides a mix of original, on-
demand content and the best of programming from TV
Guide Network
Horse racing channel that combines live horse racing from
many of the premier horse racetracks in the U.S. and other
countries and provides viewers with the opportunity to wager via its advanced deposit wagering (“ADW”) platform
Business Lines Key Customers and Partners
Pro Forma Business Overview Pro Forma Financial Summary ($ in millions)
CY06 CY07
Revenue $187 $186
   Y-o-Y growth na 0%
Segment Operating Profit $49 $45
   Segment Operating Profit margin 26% 24%

© 2008 Macrovision Corporation | Company Confidential

Backed by Strong Patent Portfolio
Backed by Strong Patent Portfolio
• Combined Company’s patent portfolio will include more than 2,300 issued patents and nearly 1,500 pending applications worldwide
o
Generally, the portfolio includes coverage that is directed to the display of and interaction with, television program schedule information and key features and functionality provided in connection with that information; and video copy protection and home networking
• The Combined Company’s patent portfolio has a long remaining life and has demonstrated strong defensibility
o
Over 50% of Combined Company’s currently issued patents expire after 2015, with some patents extending out to 2022
o
Combined Company’s total patent portfolio should remain stable as new patents, including “child” patents of the existing ones, replace those that expire prior to 2022
• Combined Company’s guidance patents generally do not require the guidance to be provided on a specific platform to fall within the scope of the claims – they are generally “platform agnostic” and applicable to video guidance provided on STBs,
TVs, DVRs, PCs, mobile phones, etc.
54

DIGITAL CABLE
Customize My Guide
On Demand
DVR
Search
Settings
My Programs
The Office
DOGFIGHTS

macrovision™

© 2008 Macrovision Corporation | Company Confidential

My TV Guide Services
• Advertising,
recommendations,
personalization,
measurement, etc.
Growing advertising opportunity
Device registration
Partners
Growing EMEA patent portfolio
Growth in new devices and digital
adoption internationally
Integrated and connected cross
platform solutions for guidance
and media interaction
Television
STB/DVR
Mobile
PC
Expand emerging TV Data
licensing business
Integrate data across multiple
media types
Attractive Growth Opportunities
Attractive Growth Opportunities
Connected Cross Platform Connected Services International
Data Services

© 2008 Macrovision Corporation | Company Confidential 35 Synergies/Integration Synergies/Integration Fred Amoroso, CEO, Macrovision Fred Amoroso, CEO, Macrovision

© 2008 Macrovision Corporation | Company Confidential

Cost Synergies Summary
Cost Synergies Summary
($ in thousands)
Source: Macrovision integration plan
Note: Synergies held flat for 2008 onward
End-State
Synergy
Day 1 Day 90 Day 180 Day 270
Synergies
Headcount 30,627 19,043 27,056 28,628 30,627
Duplicate Legal Costs 5,525 - 5,525 5,525 5,525
Dual Public Company Costs & Insurance 3,843 2,745 3,092 3,092 3,843
Facilities & Infrastructure 1,910 - - - 1,910
IT Infrastructure Reduction 1,446 - - 1,446 1,446
Other 2,649 1,899 2,649 2,649 2,649
Total Synergies 46,000 23,687 38,322 41,339 46,000
% of Total 100% 51% 83% 90% 100%
Total One-time Transaction Related Costs 7,400 7,400 7,400 7,400 7,400
Total Synergies and One-time Transaction
Related Costs
53,400 31,087 45,722 48,739 53,400

© 2008 Macrovision Corporation | Company Confidential

Additional Synergies
Additional Synergies
Synergies are a conservative estimate and do not include
additional synergies as listed below:
Marketing $8mm
Additional headcount and duplicative systems post integration $5mm
Total $13mm

© 2008 Macrovision Corporation | Company Confidential

Integration Planning –
Integration Planning –
Overview
Overview
Align organization:
• Vertical market-focused sales and
marketing organizations
• Integrated R&D with focus on product
integration to create high value solutions
• Build professional services organization
• Redundancy savings
Establish cost savings
Explore strategic alternatives for non-
strategic assets
Build / Integrate:
• Create integrated CE offering, including
o
Integrate IPG and Connected
Platform
o
Next-generation IPG
o
Data services
• Integrate data services
• After-market services (e.g., remote
management, photo, advertising,
personalization)
Integration Highlights
Cost savings/synergies have been identified down to individual names and specific budget items
Senior management has invested considerable time in developing strategic plan (sales, marketing, etc.) for core assets; non-core assets have not been given as much focus
Senior management has significant experience in both integrating acquisitions and divesting businesses as evidenced by the successful integrations of Mediabolic, AMG and BD+ as well as the divestitures of the Software Business Unit and Games business. Amoroso also served as CEO of
Crossworlds during its acquisition by IBM and Budge served as CFO of Trados during its acquisition by
SDL, CFO of Crossworlds during its acquisition by IBM and as controller of Arbor during its merger with
Hyperion

© 2008 Macrovision Corporation | Company Confidential

Integration Planning –
Integration Planning –
Timeline
Timeline
Between signing and close of deal
• Due diligence for integration and synergies
o
People, product / technologies, contracts, customers
• Prepare strategic alternative review for affected units:
o
Publishing, TVG, TV Guide Network
• Prepare integration plan for core units:
o
Guidance Technology, AMG, Embedded Solutions
• Prepare G&A rationalization plan:
o
Consolidate redundant functions and determine location changes
o
Rationalize upper management ranks
o
Rationalization plan for systems
• Prepare plan to recompose Board of Directors
After close of deal
• Reach out to customers
• Execute strategic alternative plans
• Execute cost reduction plans
• Implement upper management changes
• Begin engineering work on product integrations

© 2008 Macrovision Corporation | Company Confidential 40 Financial Overview Financial Overview James Budge, CFO, Macrovision James Budge, CFO, Macrovision

© 2008 Macrovision Corporation | Company Confidential

$121
$156
$0
$50
$100
$150
$200
CY06 CY07
Revenue ($ in millions)
Macrovision Standalone Historical Financials
Macrovision Standalone Historical Financials
$39
$56
$0
$20
$40
$60
CY06 CY07
EBITDA ($ in millions)
$30
$55
$0
$20
$40
$60
CY06 CY07
EBITDA less Capex ($ in millions)
Management Discussion & Analysis
Revenue
• Revenues for 2007 increased by $34 million or
28% compared to 2006 primarily due to the
increase in revenue from CE devices, partially
offset by the decline in revenue from Studios. The
increases in revenue from CE devices were
primarily due to the proliferation of digital set top
boxes and other CE devices using our technology,
and the inclusion of Mediabolic since January 1,
2007
EBITDA
• EBITDA for 2007 increased by $17 million or 43%
due to revenue increase as described above
partially offset by increases in G&A expenses
($5mm) primarily due to legal costs for enforcement
of intellectual property rights, restructuring charges
in 2007 ($5mm), increased sales and marketing
expense ($3mm) due to increased commissions
commensurate with increase in revenue, and
amortization of intangibles from acquisitions
($3mm)
EBITDA less Capex
• EBITDA less Capex for 2007 increased by $25
million or 89%.  EBITDA less Capex increased by
more than EBITDA due to lower capital
expenditures on IT infrastructure

© 2008 Macrovision Corporation | Company Confidential

$571
$628
$0
$200
$400
$600
$800
CY06 CY07
Revenue ($ in millions)
Gemstar Standalone Historical Financials
Gemstar Standalone Historical Financials
$100
$106
$0
$40
$80
$120
CY06 CY07
EBITDA ($ in millions)
$66
$72
$0
$20
$40
$60
$80
CY06 CY07
EBITDA less Capex ($ in millions)
Management Discussion & Analysis
Revenue
• Revenue increased $57 million, or 10%, compared
to the same period in 2006. The increase in
revenues was driven by a $49 million increase in
IPG Patent Licensing revenue and a $18 million
increase in IPG Products and Services revenue,
partially offset by a $7 million decline in VCR Plus+
revenue.
EBITDA
• EBITDA for 2007 increased by $6 million or 6%
primarily due to the revenue increase as described
above partially offset by the fact that legal expense
went up as the year ended December 31, 2006
included the reversal of $27 million more in
accrued liabilities due to the resolution of legal
matters.  Other expense increases include
increases in marketing ($20mm), and an increase
in product development and technology expenses
($6mm).  Normalizing for the legal accrual reversal,
EBITDA would have increased by $33 million, or
33%, in 2007.
EBITDA less Capex
• EBITDA less Capex for 2007 increased by $6
million or 9%.  EBITDA less Capex increased
commensurate with EBITDA.  As noted above,
EBITDA less Capex would have increased by $33
million in 2007 after normalizing for the legal
resolutions.

© 2008 Macrovision Corporation | Company Confidential

Reconciliation of GAAP Income from Continuing Operations to
Reconciliation of GAAP Income from Continuing Operations to
EBITDA
EBITDA
2006 2007 2006 2007
($ in millions)
GAAP Income from continuing operations, net of tax 29 $            44 $             72 $            173 $
  Income tax expense (benefit) 9                 15                22               (84)
  Interest (income) expense and other, net (9)               (16)              (27)             (23)
  Depreciation and amortization 7                 7                  18               23
  Amortization of intangibles from acquisitions 3                 5                  15               17
EBITDA 39 $            56 $             100 $          106 $
  Capital Expenditures 9                 1                  34               34
EBITDA less CapEx 30 $            55 $             66 $            72 $
Macrovision Gemstar-TV Guide
Macrovision and Gemstar-TV Guide provide non-GAAP financial information to assist investors in assessing their respective current and future operations in the way that Macrovision’s and Gemstar-TV Guide’s management teams evaluate those operations. EBITDA is a supplemental measure of Macrovision’s and Gemstar-TV Guide’s performance that is not required by, and is not presented in accordance with, GAAP.
EBITDA does not substitute for any performance measure derived in accordance with GAAP and may be different from non-GAAP measures used by other companies. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effects of amortization of intangibles from acquisitions, depreciation and amortization, interest (income) expense and other, net, and income tax expense (benefit) that are required to be recorded under GAAP, but that Macrovision believes are not indicative of Macrovision’s core operating results. In accordance with Regulation G, a presentation of the most directly comparable GAAP measures is contained on this slide.
This information should be read in the context of the Company’s and Gemstar-TV Guide’s financial statements contained in their respective
Form 10-K/A and Form 10-K, each for the fiscal year ended December 31, 2007.

© 2008 Macrovision Corporation | Company Confidential

Pro Forma Revenue ($ in millions)
Pro Forma Historical Financials
Pro Forma Historical Financials
Pro Forma Adjusted EBITDA ($ in millions)
Pro Forma Adjusted EBITDA less Capex ($ in millions) Pro Forma Capex ($ in millions)
$190
$209
$0
$40
$80
$120
$160
$200
$240
CY06 CY07
$517
$607
$0
$200
$400
$600
$800
$1,000
CY06 CY07
$147
$173
$0
$50
$100
$150
$200
CY06 CY07
$43
$37
$0
$10
$20
$30
$40
$50
CY06 CY07
83% 77%
(EBITDA less
Capex)/EBITDA

© 2008 Macrovision Corporation | Company Confidential

Recurring
87%
Other/Non-
Recurring
13%
Recurring
64%
Other/Non-
Recurring
36%
Macrovision Solutions Recurring Revenue Model
Macrovision Solutions Recurring Revenue Model
2007 PF Revenue
2007 PF Segment Operating Profit1
Recurring revenue consists primarily of:
Contracted revenue - governed by long term (6-10 year) contracts
Guidance intellectual property and product licensing
Standards-based revenue – incorporated into industry standards such as DVD
Content protection technologies (ACP, BD+)
Other/Non-Recurring revenue consists primarily of:
Advertising revenue
Revenue:  $607 million
Segment Operating Profit¹:  $276 million
1
Segment Operating Profit does not include allocations of Corporate/Unallocated Costs or add-backs of one-time  deal related expenses and estimated synergies

© 2008 Macrovision Corporation | Company Confidential

EBITDA and Adjusted EBITDA reconciliation
EBITDA and Adjusted EBITDA reconciliation
Reconciliation from Income (loss) from continuing operations to EBITDA ($ thousands)
(a) Macrovision Solutions Corporation 2006 EBITDA on a pro forma basis includes $15.2 million of equity-based compensation expense
Pro forma Macrovision Solutions Corporation
Year ended December 31, 2007
EBITDA $143,515
Restructuring and impairment charges 9,546
Equity-based compensation 13,618
Non-recurring accrued expense reversal (10,700)
Deal related expenses 7,400
Estimated synergies
Compensation expense 30,627
Duplicate legal costs 5,525
Duplicate public company and insurance costs 3,843
Facilities closures 1,910
IT infrastructure reduction 1,446
Other 2,649
Adjusted EBITDA $209,379
Reconciliation from EBITDA to Adjusted EBITDA ($ thousands)
Macrovision Corporation Macrovision Solutions Corporation
Historical Pro forma
Year ended December 31,
2005 2006 2007 2006
(a)
2007
Income (loss) from continuing operations, net of taxes $15,592 $28,773 $44,132 ($47,856) ($22,849)
Income tax expense (benefit) 17,723 9,337 14,637 (18,289) (36,653)
Interest (income) expense and other, net (5,465) (9,192) (15,597) 65,918 69,830
Depreciation and amortization 5,375 7,481 7,492 20,335 26,185
Amortization of intangibles from acquisitions
1,435 2,658 5,363 108,594 107,002
EBITDA $34,660 $39,057 $56,027 $128,702 $143,515

© 2008 Macrovision Corporation | Company Confidential 47 Facilities Overview Facilities Overview JPMorgan JPMorgan

© 2008 Macrovision Corporation | Company Confidential

Pro Forma Organizational Structure
Pro Forma Organizational Structure
Macrovision Solutions Corporation
New $500 million Senior Secured Credit Facility
New $150 million Senior Unsecured Notes
$240 million Convertible Notes (Not Guaranteed)
Gemstar
U.S. Subsidiaries¹
Gemstar
Foreign Subsidiaries
(Non-Guarantors)
Macrovision
U.S. Subsidiaries¹
1
Only the existing and future U.S. subsidiaries of the Company that guarantee our senior secured credit facility will guarantee the notes offered hereby. These subsidiary guarantors will not guarantee the existing convertible notes
Macrovision
Foreign Subsidiaries
(Non-Guarantors)
Former Gemstar
Stockholders
Former Macrovision
Stockholders
Guarantor subsidiaries account
for approximately 69% of
EBITDA and 90% of assets

© 2008 Macrovision Corporation | Company Confidential

Borrower: Macrovision Solutions Corporation
Type: Term Loan B
Amount: $500 million
Tenor: 5 years, or 6 months prior to the final maturity of the existing converts if total leverage is greater than 2.5x and if more than $50mm of the existing converts are outstanding
Incremental Facility: $75 million (subject to pro forma compliance with a leverage test 0.5x inside the max leverage ratio covenant and MFN)
Amortization: 1% per annum, bullet at maturity
Security: First priority lien on all tangible and intangible assets, including IP, IP license agreements, contracts and real-estate, and stock of the Borrower, its direct and indirect domestic subsidiaries and 66% of the stock of first tier foreign subsidiaries
Guarantors: Upstream guarantees from the Company’s domestic and foreign IP subsidiaries
Call Protection: 101 (soft-call) for 1-year
Mandatory Prepayments: Usual and customary including:
75% excess cash flow when leverage >= 3.5x;  50% when 3.5x > leverage >= 2.75x;  25% when 2.75x  > leverage >= 2.0x and 0% when leverage < 2.0x
100% asset sale proceeds or other dispositions
100% debt issuance
Maximum Total Leverage Ratio Fixed Charge Coverage Ratio
7/1/08 – 9/30/08 4.50x 7/1/08 – 3/31/10 1.3x
10/1/08 – 3/31/09 4.25x 4/1/10 – 9/30/10 1.4x
4/1/09 – 6/30/09 3.75x 10/1/10 and thereafter 1.5x
7/1/09 – 9/30/09 3.50x
10/1/09 – 12/31/09 3.25x
1/1/10 – 3/31/10 2.75x
4/1/10 – 6/30/10 2.50x
Financial Covenants:
7/1/10 and thereafter 2.25x
Negative Covenants: Usual and customary for transactions of this type
Term Loan Facility
Term Loan Facility
Summary

© 2008 Macrovision Corporation | Company Confidential

April 9
th
: Lenders’ meeting
April 23
rd
: Commitments due
April 29
th
: Shareholder meeting
May 2
nd
:  Close and fund
Summary Transaction Timetable
Summary Transaction Timetable

© 2008 Macrovision Corporation | Company Confidential 51 Q&A Q&A